FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2005

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




NOTIFICATION OF MAJOR INTERESTS IN SHARES

Section 198 - Companies Act 1985

The Company was notified on 24 June 2005 that Credit Suisse First Boston, through its subsidiaries listed below, had a notifiable interest as at 22 June 2005 in 632,742,693 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 5% of the ordinary shares in issue.

A copy of the letter of notification is quoted below.

N S Black

Assistant Secretary

HSBC Holdings plc

Letter to HSBC Holdings plc dated 24 June 2005 from Rob Daborn, Vice President, Equities Compliance, Credit Suisse First Boston (Europe) Limited

 "Dear Sirs

HSBC Holdings plc (the "Company")

This notification relates to the ordinary shares of the Company (the "shares") and is given in fulfilment of the obligations imposed under Section 198 of the Companies Act 1985 (the "Act").

We hereby notify you that on 22June 2005, following acquisitions, CSFB (as defined below) holds the following interests in the issued share capital of the
Company:

 1. Credit Suisse First Boston (Europe) Limited ("CSFBEL"): 22,417,936 shares. CSFBEL has an interest in 9,500,000 of these shares under section 208(5) of the act by virtue of the right to redelivery of equivalent securities under stock lending arrangements.
 2. Credit Suisse First Boston International ("CSFBi"): 294,223,076 shares.
 3. Credit Suisse First Boston (Hong Kong) Limited ("CSFBHK"): 316,003,736 shares.
 4. Credit Suisse First Boston LLC ("CSFBLL): 59,795 shares.
 5. Credit Suisse First Boston Capital LLC ("CSFBC"): 38,150 shares.

CSFB now holds a total interest of 632,742,693 shares being equivalent to approximately 5%of the issued share capital of the Company.

CSFBEL, CSFBi, CSFBC, CSFBLLC and CSFBHK are members of the investment banking business of Credit Suisse and reference to CSFB in this letter includes all of the subsidiaries and affiliates of Credit Suisse operating under the Credit Suisse First Boston name. Those CSFB companies, which are direct or indirect holding companies of CSFBEL, CSFBi, CSFBC, CSFBLLC and CSFBHK are under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL, CSFBi, CSFBC, CSFBLLC and CSFBHK are interested.

Yours faithfully

Rob Daborn

Vice President - Equities Compliance"




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date: 24 June, 2005